UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 99004 / November 21, 2023

ADMINISTRATIVE PROCEEDING
File No. 3-21803

In the Matter of **Continental Energy Corp.,** **Respondent.**	**ORDER INSTITUTING PROCEEDINGS, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act"), against Continental Energy Corp. (CIK No. 852747) ("CPPXF" or "Respondent").

II.

In anticipation of the institution of these proceedings, CPPXF has submitted an Offer of Settlement (the "Offer") which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, CPPXF consents to the entry of this Order Instituting Proceedings, Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), and to the findings as set forth below.

III.

On the basis of this Order and the Respondent's Offer, the Commission finds[1]:

      1.   CPPXF (CIK No. 852747) is a Canadian corporation located in Vancouver, British Columbia, Canada with a class of securities registered with the Commission under Exchange Act Section 12(g). As of September 5, 2023, unsolicited quotations for the common stock of CPPXF were quoted on OTC Link, whose parent company is OTC Markets Group, Inc.

      2.   CPPXF has failed to comply with Section 13(a) of the Exchange Act and Rule 13a-1 thereunder because it has not filed any annual reports with the Commission since the fiscal year ended June 30, 2020.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means or instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of the securities of Respondent (Ticker: CPPXF;

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

CIK No. 852747) registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked. The revocation is effective as of November 22, 2023.[2]

By the Commission.

Vanessa A. Countryman
Secretary

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[2] This Order applies to all classes of Respondent's securities registered pursuant to Section 12 of the Exchange Act, whether or not such securities are specifically identified by ticker symbol or otherwise in this Order.